UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                               Kappa Holding B.V.
                 (Translation of Registrant's Name Into English)
                                Dr. Holtroplaan 5
                              NL-5652 XR Eindhoven
                                 The Netherlands
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F |X|    Form 40-F |_|

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934)

     Yes |_|          No |X|

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________)

                            Third Quarter 2002 Report

                               September 30, 2002

                                       of

                                 Kappa Packaging

========================================================================================
                         Third      Third               January-     January-
                        Quarter    Quarter     %       September    September       %
((euro) in millions)      2002       2001    change       2002         2001       change
----------------------------------------------------------------------------------------
Sales                    736.4      734.7    + 0.2%     2,200.0      1,767.0      +24.5%
----------------------------------------------------------------------------------------
EBITDA                   106.7      131.5    -18.9%       346.1        308.8      +12.1%
----------------------------------------------------------------------------------------
EBITA
(operating income)        65.1       84.5    -23.0%       220.1        198.2      +11.0%
----------------------------------------------------------------------------------------
EBITDA as %
 of sales                 14.5%      17.9%                 15.7%        17.5%
----------------------------------------------------------------------------------------

                          Eindhoven, November 14th 2002

Forward-looking statements

Certain statements in this report are not historical facts and are "forward looking" (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as "believes", "expects", "may", "intends", "will", "should" or "anticipates" and similar expression or the negative thereof are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.'s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this Third Quarter 2002 Report to the "Group", "Kappa Packaging", the "Company", "we", "our", "ours" and "us" are to Kappa Holding B.V. and its subsidiaries including the acquired containerboard and corrugated packaging business from AssiDoman AB ("AssiDoman") as at May 17, 2001; and references to "Alpha" are to AssiDoman's containerboard and corrugated packaging business.

Financial results, Kappa Packaging
((euro) in millions)

General

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group's financial statements for 2001. The figures included in this report were not audited by the external accountant.

Third Quarter Results

The third quarter results of 2002 are strongly influenced by the extreme price increases of recovered paper during the second quarter of 2002 (OCC increased from (euro) 50 per tonne in April to (euro) 135 per tonne in June). These price increases were passed on to the market by corresponding price increases for recycled paper as from the end of the second quarter, while price increases for packaging products started to become effective in the course of the third quarter. Volumes for containerboard increased during the third quarter of 2002 compared to the same period last year, partly as a result of increased integration. The markets for Packaging remained flat in the third quarter of 2002 and were, as usual, lower than the second quarter due to seasonal effects, and about on the same level compared to the same period last year.

Sales of Kappa Packaging increased by (euro) 1.7 million, or 0.2%, to (euro)
736.4 million in the third quarter of 2002 from (euro) 734.7 million in the third quarter of 2001.

EBITDA of Kappa Packaging decreased by (euro) 24.8 million, or 18.9%, to (euro)
106.7 million in the third quarter of 2002 from (euro) 131.5 million in the third quarter of 2001. The decrease was due to decreased EBITDA in our Packaging segment ((euro) 16.8 million) and Paper and Board segment ((euro) 8.9 million). The EBITDA decrease in our Packaging segment is mainly the result of a lower gross margin and increased other operating costs, net. The EBITDA decrease in our Paper and Board segment is mainly caused by the strong price increase of recovered paper, partly compensated by higher volumes.

EBITA of Kappa Packaging in the third quarter of 2002 decreased by (euro) 19.4 million, or 23%, to (euro) 65.1 million from (euro) 84.5 million in the third quarter of 2001 reflecting decreased EBITDA of (euro) 24.8 million and lower depreciation expenses of (euro) 5.4 million.

Results for the nine-month period ending September 30, 2002

Sales of Kappa Packaging for the nine-month period ending September 30, 2002 increased by (euro) 433.0 million, or 24.5%, to (euro) 2,200.0 million from
(euro) 1,767.0 million in the same period of 2001 due to the acquisition and consolidation of Alpha.

Kappa Packaging improved EBITDA by (euro) 37.3 million, or 12.1%, to (euro)
346.1 million in the nine-month period ending September 30, 2002 from (euro)
308.8 million in the same period last year. The EBITDA improvement is mainly the result of Alpha, offset by decreased EBITDA due to the strong increase in recovered paper prices.

EBITA for the nine-month period ending September 2002 increased by (euro) 21.9 million, reflecting increased EBITDA of (euro) 37.3 million and higher depreciation expenses of (euro) 15.4 million, both mainly the result of the acquisition of Alpha.

Financial expenses for the nine-month period ending September 30, 2002 increased by (euro) 30.2 million, or 20.4%, to (euro) 177.9 million from (euro) 147.7 million in the same period last year, mainly as a result of the additional debt funding obtained for the financing of the acquisition of Alpha.

The difference in tax rate on income before taxation for both 2002 and 2001 compared to the Dutch statutory tax rate is mainly caused by permanent differences on goodwill amortization for certain tax jurisdictions and other non-tax deductible expenses.

Financial review of Third Quarter 2002

----------------------------------------------------------------------------------------------
Kappa Packaging                         Third             %             Third             %
((euro)in millions)                    Quarter            of           Quarter           of
                                         2002           sales            2001           sales
                                       -------         -------         -------         -------
Sales                                   736.4           100.0           734.7           100.0
Net change in work in progress
  and finished goods                      7.3             1.0            (2.8)           (0.4)
Raw material costs                     (288.5)          (39.2)         (268.8)          (36.6)
External services                      (130.8)          (17.7)         (126.5)          (17.2)
Gross margin                            324.4            44.1           336.6            45.8
Labor costs                            (171.1)          (23.3)         (167.9)          (22.8)
Other operating costs, net              (46.6)           (6.3)          (37.2)           (5.1)
EBITDA                                  106.7            14.5           131.5            17.9
Depreciation                            (41.6)           (5.7)          (47.0)           (6.4)
EBITA (operating income)                 65.1             8.8            84.5            11.5

----------------------------------------------------------------------------------------------

Note: The comparative figures for sales and raw material costs are adjusted for additional intercompany eliminations in our Packaging segment in the amount of (euro) 14.5 million as a result of the integration of financial reporting systems in the fourth quarter 2001. EBITDA remained unchanged.

General

The acquired containerboard and packaging operations of AssiDoman AB have been fully consolidated as from May 17, 2001.

Sales

Sales of Kappa Packaging increased by (euro) 1.7 million, or 0.2%, to (euro)
736.4 million in the third quarter of 2002 from (euro) 734.7 million in the third quarter of 2001.

Sales volumes in the third quarter of 2002 increased by 2.8% compared to the third quarter of 2001.

Compared to the second quarter of 2002, sales volumes decreased by 5.1% as a result of decreased sales volumes in both our Paper and Board segment (6.7%) and Packaging segment (3.0%) due to seasonal effects.

Following sharp sales price increases for recovered paper in the second quarter 2002 to the level of approximately (euro) 135 per tonne by the end of June 2002, the average sales prices of containerboard and solid board increased in the third quarter compared to the second quarter of 2002. Sales price increases of packaging products became already partly effective in the course of the third quarter 2002.

Raw material costs

Raw material costs of Kappa Packaging increased by (euro) 19.7 million, or 7.3%, to (euro) 288.5 million in the third quarter of 2002 from (euro) 268.8 million in the same period last year. As a percentage of sales, raw material costs increased to 39.2% from 36.6%.

Compared to the second quarter of 2002, raw material costs increased by (euro)
21.8 million, or 8.2%, to (euro) 288.5 million from (euro) 266.7 million mainly due to higher average prices for recovered paper in our Paper and Board segment and higher average prices for containerboard and solid board in our Packaging segment.

External services

External services increased by (euro) 4.3 million, or 3.4%, to (euro) 130.8 million in the third quarter of 2002 from (euro) 126.5 million in the third quarter of 2001 mainly due to increased freight charges following higher sales volumes.

Labor costs

Labor costs of Kappa Packaging increased by (euro) 3.2 million, or 1.9%, to
(euro) 171.1 million in the third quarter of 2002 from (euro) 167.9 million in the third quarter of 2001. The increase is mainly the result of general wage increases and increased pension charges. The average number of full time employees decreased by approximately 5% in the third quarter of 2002 compared to the same period last year.

Other operating costs, net

Other operating costs, net increased by (euro) 9.4 million, or 25.3%, to (euro)
46.6 million in the third quarter of 2002 from (euro) 37.2 million in the third quarter of 2001, mainly due to increased insurance and rental expenses.

EBITDA

EBITDA of Kappa Packaging decreased by (euro) 24.8 million, or 18.9%, to (euro)
106.7 million in the third quarter of 2002 from (euro) 131.5 million in the third quarter of 2001. The decrease was primarily due to decreased EBITDA in our Packaging segment ((euro) 16.8 million) and Paper and Board segment ((euro) 8.9 million). The EBITDA decrease in our Packaging segment is mainly the result of a lower gross margin and increased other operating costs, net. The EBITDA decrease in our Paper and Board segment is mainly caused by the strong increase in recovered paper prices, partly compensated by higher volumes.

EBITA (operating income)

EBITA of Kappa Packaging in the third quarter 2002 decreased by (euro) 19.4 million, or 23.0%, to (euro) 65.1 million in the third quarter of 2002 from
(euro) 84.5 million in the third quarter of 2001, following decreased EBITDA of
(euro) 24.8 million and lower depreciation expenses of (euro) 5.4 million. Compared to the second quarter 2002, depreciation expenses remained about on the same level.

Liquidity and cash flow
((euro) in millions)

Kappa Packaging generated a net cash inflow from commercial operations in the nine-month period ending September 30, 2002 of (euro) 286.2 million compared to
(euro) 286.8 million in the same period of 2001. This reflects a decrease of
(euro) 0.6 million, which is mainly the result of increased EBITDA (+(euro) 37.3 million), offset by increased restructuring and integration payments (+(euro)
21.8 million) and increased working capital (+(euro) 11.3 million).

The decrease in interest paid from (euro) 126.8 million in the nine-month period ending September 30, 2001 to (euro) 113.7 million in the same period of 2002 is mainly the result of renegotiated payment terms in respect of the interest on the Senior Bank Debt. As from July 1, 2002, interest on the Senior Bank Debt is paid biannually instead of quarterly. This positive effect is partly offset by an increase in the interest payments as a result of the increase in Senior Bank Debt following the financing of the acquisition of Alpha in May 2001.

Excluding the cash outflow related to the acquisition of Alpha of (euro) 1,198.9 million, the cash outflow from investing activities decreased by (euro) 9.7 million to (euro) 112.1 million in the nine-month period ending September 30, 2002 from (euro) 121.8 million in the same period last year. Capital expenditures increased by (euro) 3.9 million to (euro) 111.6 million, representing 88.6% of year-to-date depreciation expenses.

As a result of the above, Kappa Packaging realized a net cash inflow before financing activities of (euro) 55.1 million in the nine-month period ending September 30, 2002, compared to a net cash outflow of (euro) 1,158.8 million in the same period of 2001.

The cash outflow from financing activities of (euro) 51.6 million for the nine-month period ending September 30, 2002 mainly relates to an installment paid on the new Senior Bank Debt in June 2002 of (euro) 34.0 million and a net decrease in bankoverdrafts of (euro) 14.8 million. The net cash inflow from financing activities of (euro) 1,237.7 million in the same period of 2001 was mainly the result of the financing raised in respect of Alpha.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business ("Paper and Board") and the corrugated and solid board packaging business ("Packaging"). The Paper and Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income is based on earnings before interest, tax, amortization and extraordinary items ("operating income"). Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper and Board

------------------------------------------------------------------------------------------------
Paper and Board                           Third             %             Third             %
((euro)in millions)                      Quarter            of           Quarter            of
                                           2002           sales            2001           sales
                                         -------         -------         -------         -------
Sales                                     344.1           100.0           309.2           100.0
Net change in work in progress
   and finished goods                       7.2             2.1             1.8             0.6
Raw material costs                       (142.4)          (41.4)         (103.2)          (33.4)
External services                         (72.8)          (21.1)          (67.5)          (21.8)
Gross margin                              136.1            39.6           140.3            45.4
Labor costs                               (47.2)          (13.7)          (45.8)          (14.9)
Other operating costs, net                (14.8)           (4.4)          (11.5)           (3.7)
EBITDA                                     74.1            21.5            83.0            26.8
Depreciation                              (19.2)           (5.5)          (19.8)           (6.4)
EBITA (operating income)                   54.9            16.0            63.2            20.4

------------------------------------------------------------------------------------------------

Sales

Sales of the Paper and Board segment increased by (euro) 34.9 million, or 11.3%, to (euro) 344.1 million from (euro) 309.2 million. Sales volumes in the third quarter 2002 increased by 5.9% compared to the third quarter 2001.

Compared to the second quarter 2002, sales volumes decreased by 6.7% due to seasonal effects and sales prices of containerboard and solid board increased following the sharp sales price increases for recovered paper in the second quarter.

Raw material costs

Raw material costs of the Paper and Board segment increased by (euro) 39.2 million, or 38.0%, to (euro) 142.4 million from (euro) 103.2 million. As a percentage of sales, raw material costs increased to 41.4% from 33.4%.

Compared to the second quarter of 2002, raw material costs increased by (euro)
15.7 million, or 12.4%, to (euro) 142.4 million from (euro) 126.7 million mainly due to higher average prices for recovered paper following the increases in the recovered paper prices in the second quarter 2002.

External services

External services of the Paper and Board segment increased by (euro) 5.3 million, or 7.9%, to (euro) 72.8 million from (euro) 67.5 million partly due to increased freight charges following higher sales volumes.

Labor costs

Labor costs increased by (euro) 1.4 million, or 3.1%, to (euro) 47.2 million from (euro) 45.8 million. The increase is mainly the net result of general wage increases and higher pension costs, partly offset by a decrease in the average number of full time employees by about 6% mainly due to restructuring in Slovakia.

Other operating costs, net

Other operating costs, net of the Paper and Board segment increased by (euro)
3.3 million, or 28.7%, to (euro) 14.8 million from (euro) 11.5 million mainly due to increased insurance and rental expenses.

EBITDA

EBITDA of the Paper and Board segment decreased by (euro) 8.9 million, or 10.7%, to (euro) 74.1 million in the third quarter of 2002 from (euro) 83.0 million in the third quarter of 2001.

EBITA (operating income)

EBITA of the Paper and Board segment decreased by (euro) 8.3 million, or 13.1%, to (euro) 54.9 million from (euro) 63.2 million. Depreciation expenses decreased by (euro) 0.6 million to (euro) 19.2 million from (euro) 19.8 million.

Packaging

------------------------------------------------------------------------------------------------
Packaging                                 Third             %             Third             %
((euro)in millions)                      Quarter            of           Quarter            of
                                           2002           sales            2001           sales
                                         -------         -------         -------         -------
Sales                                     565.7           100.0           569.0           100.0
Net change in work in progress
   and finished goods                       0.1             0.0            (4.2)           (0.8)
Raw material costs                       (319.4)          (56.4)         (308.6)          (54.2)
External services                         (57.7)          (10.2)          (58.8)          (10.3)
Gross margin                              188.7            33.4           197.4            34.7
Labor costs                              (118.6)          (21.0)         (117.8)          (20.7)
Other operating costs, net                (31.7)           (5.6)          (24.4)           (4.3)
EBITDA                                     38.4             6.8            55.2             9.7
Depreciation                              (21.7)           (3.8)          (26.5)           (4.7)
EBITA (operating income)                   16.7             3.0            28.7             5.0

------------------------------------------------------------------------------------------------

Note: The comparative figures for sales and raw material costs are adjusted for additional intercompany eliminations in the amount of (euro) 14.5 million as a result of the integration of financial reporting systems in the fourth quarter 2001. EBITDA remained unchanged.

Sales

Sales of the Packaging segment decreased by (euro) 3.3 million, or 0.6%, to
(euro) 565.7 million from (euro) 569.0 million. Sales volumes in the third quarter of 2002 were about on the same level as in the third quarter of 2001.

Compared to the second quarter of 2002, sales volumes decreased by 3.0% due to seasonal effects, whereas average sales prices of packaging products increased slightly.

Raw material costs

Raw material costs of the Packaging segment increased by (euro) 10.8 million, or 3.5%, to (euro) 319.4 million from (euro) 308.6 million. As a percentage of sales, raw material costs increased to 56.4% from 54.2%.

Compared to the second quarter of 2002, raw material costs increased by (euro)
13.7 million, or 4.5%, to (euro) 319.4 million from (euro) 305.7 million due to higher average prices for containerboard and solid board.

External services

External services decreased by (euro) 1.1 million, or 1.9%, to (euro) 57.7 million from (euro) 58.8 million.

Labor costs

Labor costs of the Packaging segment increased by (euro) 0.8 million, or 0.7%, to (euro) 118.6 million from (euro) 117.8 million. The increase is mainly the net result of general wage increases and higher pension costs, partly offset by a decrease in the average number of full time employees by about 12% mainly due to the close down of two corrugated production plants in Germany in 2001 and restructuring at Kappa Empee in The Netherlands.

Other operating costs, net

Other operating costs, net increased by (euro) 7.3 million, or 29.9%, to (euro)
31.7 million from (euro) 24.4 million mainly due to increased insurance and rental expenses.

EBITDA

EBITDA of the Packaging segment decreased by (euro) 16.8 million, or 30.4%, to
(euro) 38.4 million from (euro) 55.2 million.

EBITA (operating income)

EBITA of the Packaging segment decreased by (euro) 12.0 million, or 41.8%, to
(euro) 16.7 million from (euro) 28.7 million. Depreciation expenses decreased by
(euro) 4.8 million to (euro) 21.7 million from (euro) 26.5 million.

Compared to the second quarter 2002, depreciation expenses increased only slightly.

Kappa Packaging
Consolidated statements of income

---------------------------------------------------------------------------------------------------------------

                                                       Third           Third        January-          January-
                                                      Quarter         Quarter       September         September
((euro) in millions)                                   2002*           2001*          2002*             2001*
---------------------------------------------------------------------------------------------------------------
Sales                                                  736.4           734.7         2,200.0           1,767.0

Net change in work in progress and finished
    goods                                                7.3            (2.8)            8.6               5.7

Net sales including net change in work in
   progress and finished goods                         743.7           731.9         2,208.6           1,772.7

Raw materials                                         (288.5)         (268.8)         (804.6)           (672.9)
External services                                     (130.8)         (126.5)         (396.1)           (303.8)

Gross margin                                           324.4           336.6         1,007.9             796.0

Labor costs                                           (171.1)         (167.9)         (516.0)           (394.7)
Other operating costs, net                             (46.6)          (37.2)         (145.8)            (92.5)

EBITDA                                                 106.7           131.5           346.1             308.8

Depreciation                                           (41.6)          (47.0)         (126.0)           (110.6)


EBITA/operating income                                  65.1            84.5           220.1             198.2

Amortization of intangible fixed assets                 (6.9)           (6.3)          (22.6)            (16.5)
Financial expenses                                     (57.8)          (61.0)         (177.9)           (147.7)

Income before taxation                                   0.4            17.2            19.6              34.0

Taxation                                                (1.4)           (7.8)           (5.5)            (15.6)
Income from participations                                --            (0.3)            0.5              (0.3)

Net ordinary result                                     (1.0)            9.1            14.6              18.1

Extraordinary result, net of taxation                     --             0.6              --             (13.7)

Net result for the period                               (1.0)            9.7            14.6               4.4

---------------------------------------------------------------------------------------------------------------

* unaudited

Kappa Packaging
Consolidated balance sheets


----------------------------------------------------------------------------------

                                                    September 30,     December 31,
((euro) in millions)                                    2002*             2001
----------------------------------------------------------------------------------
Fixed assets
Intangible fixed assets                                  905.2            924.8
Tangible fixed assets                                  1,655.2          1,671.3
Financial fixed assets                                    91.9            101.6

Total fixed assets                                     2,652.3          2,697.7

Current assets
Inventories                                              277.6            253.4
Accounts receivable                                      493.6            468.1
Other receivables                                         18.7             35.9
Taxation and social security                              25.4             18.5
Prepayments and accrued income                            31.2             18.0
Cash and bank balances                                   225.9            217.6

Total current assets                                   1,072.4          1,011.5

TOTAL ASSETS                                           3,724.7          3,709.2

Group equity
Shareholders' equity                                     156.8            143.7
Minority interests                                         1.0              1.0

Total group equity                                       157.8            144.7

Shareholders' loans                                      615.8            581.8

Provisions                                               292.8            318.9

Long-term liabilities                                  2,046.8          2,083.1

Current liabilities
Bank overdrafts                                            5.4             19.8
Short-term portion of long-term liabilities               89.9             78.9
Accounts payable                                         248.5            239.5
Other payables                                            12.8             18.1
Taxation and social security                              43.5             42.6
Accrued interest                                          39.8             29.4
Other accrued expenses and deferred income               171.6            152.4

Total current liabilities                                611.5            580.7

TOTAL LIABILITIES                                      3,724.7          3,709.2

----------------------------------------------------------------------------------

* unaudited

Kappa Packaging
Group equity


The changes in group equity (*) are as follows:

-----------------------------------------------

((euro) in millions)
-----------------------------------------------

Balance at January 1, 2002               144.7
Net result                                14.6
Translation differences                   (1.5)

Balance at September 30, 2002            157.8

-----------------------------------------------

* unaudited

Kappa Packaging
Consolidated statements of cash flow

----------------------------------------------------------------------------------------

                                                            January 1, -    January 1, -
                                                           September 30,    September 30
 ((euro) in millions)                                          2002*            2001*
----------------------------------------------------------------------------------------
Cash flow from commercial operations                           286.2           286.8

Interest paid                                                 (113.7)         (126.8)
Income taxes paid                                               (5.3)            1.9

Net cash flow from operating activities                        167.2           161.9

Cash flow from investing activities
Net investment in tangible fixed assets                       (111.6)         (107.7)
Net investment in financial fixed assets                         1.9            (1.5)
Net investment in intangible fixed assets                       (2.4)          (12.6)
Acquisition of Alpha                                              --        (1,198.9)

Net cash flow from investing activities                       (112.1)       (1,320.7)

Cash flow before financing activities                           55.1        (1,158.8)

Cash flow from financing activities
Shares issued                                                     --             0.6
Shareholders' loans issued                                        --           299.4
Net change in long-term liabilities                            (36.8)          965.4
Net change in bank overdraft                                   (14.8)          (27.7)

Net cash flow from financing activities                        (51.6)        1,237.7

Cash from acquisitions                                            --            52.7

Change in cash and cash equivalents                              3.5           131.6

Cash and cash equivalents - beginning of the period            217.6            76.7
Translation movements on cash and cash equivalents               4.8            (0.1)

Cash and cash equivalents end of period                        225.9           208.2

----------------------------------------------------------------------------------------

* unaudited

Supplemental Guarantor Footnote

Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. ("Kappa Packaging Subsidiaries").

Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer's debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor's understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors' investment in group companies and equity earnings of subsidiaries.

Kappa Packaging Group
Consolidating statement of income

------------------------------------------------------------------------------------------------------------------------------------

Third Quarter 2002                                                                Non-Guarantor   Subsidiary                 Parent
((euro) in millions)                                Consolidated                  Subsidiaries    Guarantor      Issuer    Guarantor

                                                       Kappa                         Kappa          Kappa        Kappa       Kappa
                                                     Packaging                     Packaging      Packaging      Beheer     Holding
                                                       Group      Eliminations    Subsidiaries       B.V.         B.V.        B.V.
                                                    ------------  ------------    ------------    ---------      ------    ---------
Sales                                                  736.4             --          736.4             --           --          --
Net change in work in progress and finished goods        7.3             --            7.3             --           --          --
                                                       -----          -----          -----          -----        -----       -----

Net sales including net change in work in
progress and finished goods                            743.7             --          743.7             --           --          --

Raw material costs                                    (288.5)            --         (288.5)            --           --          --
External services                                     (130.8)            --         (130.8)            --           --          --
Labor costs                                           (171.1)            --         (171.1)            --           --          --
Other operating costs, net                             (46.6)            --          (46.6)            --           --          --
Depreciation                                           (41.6)            --          (41.6)            --           --          --
                                                       -----          -----          -----          -----        -----       -----

Total operating costs                                  678.6             --          678.6             --           --          --
                                                       -----          -----          -----          -----        -----       -----

EBITA (operating income)                                65.1             --           65.1             --           --          --

Amortization of intangible fixed assets                 (6.9)            --           (5.4)          (1.5)          --          --
Interest income (expense)                              (46.3)            --          (55.1)          (1.2)        10.0          --
Interest income (expense) Holding/Beheer loan             --             --             --             --        (11.8)       11.8
Interest expense Holding Shareholders' loans           (11.5)            --             --             --           --       (11.5)
                                                       -----          -----          -----          -----        -----       -----


Income before income taxes and
extraordinary items                                      0.4             --            4.6           (2.7)        (1.8)        0.3
Income taxes                                            (1.4)            --           (2.4)           0.9          0.5        (0.4)
Income from participations                                --             --             --             --           --          --
                                                       -----          -----          -----          -----        -----       -----

Income before extraordinary items                       (1.0)            --            2.2           (1.8)        (1.3)       (0.1)
Extraordinary items                                       --             --             --             --           --          --
                                                       -----          -----          -----          -----        -----       -----

Income before equity in earnings of subsidiaries        (1.0)            --            2.2           (1.8)        (1.3)       (0.1)
Share in earnings of subsidiaries                         --           (1.7)            --            2.2          0.4        (0.9)
                                                       -----          -----          -----          -----        -----       -----

Net income for the period                               (1.0)          (1.7)           2.2            0.4         (0.9)       (1.0)
                                                       =====          =====          =====          =====        =====       =====

------------------------------------------------------------------------------------------------------------------------------------

Kappa Packaging Group
Consolidating balance sheet

------------------------------------------------------------------------------------------------------------------------------------
September 30, 2002
((euro) in millions)                                                         Non-Guarantor  Subsidiary                    Parent
                                                Consolidated                  Subsidiaries   Guarantor      Issuer       Guarantor

                                                    Kappa                        Kappa         Kappa
                                                  Packaging                    Packaging     Packaging       Kappa         Kappa
                                                    Group      Eliminations   Subsidiaries      B.V.      Beheer B.V.   Holding B.V.
                                                ------------   ------------   ------------   ---------    -----------   ------------
Assets
Cash and cash equivalents                           225.9             --          214.5          11.4            --            --

Accounts receivable - trade and other, net          493.6             --          493.6            --            --            --
Inventories                                         277.6             --          277.6            --            --            --
Other current assets                                 75.3             --           66.6           7.1           1.6            --
                                                  -------        -------        -------       -------       -------       -------

  Total current assets                            1,072.4             --        1,052.3          18.5           1.6            --
Investments in Group companies                         --         (603.3)            --         289.7         157.3         156.3
Loans to Group companies                               --       (3,796.6)            --       2,492.0       1,304.6            --
                                                  -------        -------        -------       -------       -------       -------

  Total investments and advances affiliates            --       (4,399.9)            --       2,781.7       1,461.9         156.3

Tangible fixed assets                             1,655.2             --        1,655.2            --            --            --
Intangible assets, net                              905.2             --          875.9          21.4           7.9            --
Other assets                                         91.9             --           54.7          37.2            --            --
                                                  -------        -------        -------       -------       -------       -------
                                                  3,724.7       (4,399.9)       3,638.1       2,858.8       1,471.4         156.3
                                                  =======        =======        =======       =======       =======       =======
Liabilities
Bank overdrafts                                       5.4             --            5.4            --            --            --
Current portion of Term Loan Facilities              77.4             --             --          77.4            --            --
Current portion of other long-term
borrowings                                           12.5             --           12.5            --            --            --
Other current liabilities                           516.2             --          467.9          26.9          19.9           1.5
                                                  -------        -------        -------       -------       -------       -------

  Total current liabilities                         611.5             --          485.8         104.3          19.9           1.5

Term Loan Facilities                              1,367.2             --             --       1,367.2            --            --
Senior subordinated loans                           100.0             --             --            --         100.0            --
High Yield Bond notes                               575.0             --             --            --         575.0            --
Other long-term debt                                  4.6             --            4.6            --            --            --
Long-term debt due to Group companies                  --       (3,796.6)       2,565.2       1,229.0            --           2.4
Other non-current liabilities                       292.8             --          292.8            --            --            --
                                                  -------        -------        -------       -------       -------       -------


  Total non-current liabilities                   2,339.6       (3,796.6)       2,862.6       2,596.2         675.0           2.4
Holding Shareholders' Loans                         615.8             --             --            --            --         615.8
Holding/Beheer Loan                                    --             --             --            --         620.2        (620.2)

Minority interests                                    1.0             --             --           1.0            --            --
Share capital                                         0.8             --             --            --            --           0.8
Additional paid-in capital                          152.9         (545.6)         243.3         151.1         151.2         152.9
Retained earnings                                    18.9          (82.8)          39.9          22.0          20.9          18.9
Cumulative translation adjustment                   (15.8)          25.1            6.5         (15.8)        (15.8)        (15.8)
                                                  -------        -------        -------       -------       -------       -------

    Total group equity                              157.8         (603.3)         289.7         158.3         156.3         156.8
                                                  -------        -------        -------       -------       -------       -------
                                                  3,724.7       (4,399.9)       3,638.1       2,858.8       1,471.4         156.3
                                                  =======        =======        =======       =======       =======       =======
------------------------------------------------------------------------------------------------------------------------------------

Kappa Packaging
Consolidating statement of cash flow

-------------------------------------------------------------------------------------------------------------------------------
January 1 -                                                                  Non-
September 30, 2002                                                         Guarantor      Subsidiary                   Parent
((euro) in millions)                                     Consolidated    Subsidiaries      Guarantor        Issuer    Guarantor

                                                             Kappa           Kappa           Kappa          Kappa       Kappa
                                                           Packaging       Packaging       Packaging        Beheer     Holding
                                                             Group       Subsidiaries         B.V.           B.V.        B.V.
-------------------------------------------------------------------------------------------------------------------------------
Cash flow from commercial operations                         286.2           286.2              --             --          --

Interest paid                                               (113.7)            2.3           (54.4)         (61.6)         --
Income taxes paid                                             (5.3)           (5.3)             --             --          --
                                                             -----           -----           -----          -----       -----


Net cash flow from operating activities                      167.2           283.2           (54.4)         (61.6)         --

Cash flow from investing activities
Net investment in tangible fixed assets                     (111.6)         (111.6)             --             --          --
Net investment in financial fixed assets                       1.9             1.9              --             --          --
Net investment in intangible fixed assets                     (2.4)           (2.4)             --             --          --
                                                             -----           -----           -----          -----       -----


Cash flow from investing activities                         (112.1)         (112.1)             --             --          --
                                                             -----           -----           -----          -----       -----

Cash flow before financing activities                         55.1           171.1           (54.4)         (61.6)         --

Cash flow from financing activities
Shares issued                                                   --              --              --             --          --
Shareholders' loans issued                                      --              --              --             --          --
Net change in long-term liabilities                          (36.8)           (2.8)          (34.0)            --          --
Net change in bank overdraft                                 (14.8)          (14.8)             --             --          --
                                                             -----           -----           -----          -----       -----

Net cash flow from financing activities                      (51.6)          (17.6)          (34.0)            --          --

Net change in intercompany accounts                             --          (151.4)           89.8           61.6          --
Cash from acquisitions                                          --              --              --             --          --
                                                             -----           -----           -----          -----       -----

Change in cash and cash equivalents                            3.5             2.1             1.4             --          --

Cash and cash equivalents - beginning of the period          217.6           207.6            10.0             --          --
Translation movements on cash and cash equivalents             4.8             4.8              --             --          --
                                                             -----           -----           -----          -----       -----
Cash and cash equivalents end of period                      225.9           214.5            11.4             --          --
                                                             =====           =====           =====          =====       =====
-------------------------------------------------------------------------------------------------------------------------------

Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

The Third Quarter 2002 Report has been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP).

The effect of the application of US GAAP to net income and shareholders' equity is set out in the tables below.

-------------------------------------------------------------------------------
                                                     Third             Third
                                                    Quarter           Quarter
((euro) in millions)                                 2002 *            2001 *
                                                 ------------------------------

Net income/(loss) under Dutch GAAP                   (1.0)              9.7

a) Goodwill adjustments                               6.2               0.6
b) Restructuring provision                           (3.1)            (16.1)
c) Other intangible assets                             --              (2.5)
d) Insurance loss provision                          (1.8)             (1.0)
e) Financial instruments                            (19.6)              4.8
f) Pensions                                          (0.2)             (1.1)
g) Adjustment Kappa SCAO                               --                --
Deferred tax on US GAAP adjustments                   8.6               5.1
                                                   ------------------------

Net income/(loss) under US GAAP                     (10.9)             (0.5)

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                 September 30,     December 31,
((euro) in millions)                                 2002 *            2001
                                                 -------------     ------------

Shareholders' equity under Dutch GAAP               156.8             143.7

a) Goodwill adjustments                              23.6               5.0
b) Restructuring provision                         (106.9)            (95.7)
c) Other intangible assets                           (1.2)             (1.5)
d) Insurance loss provision                           5.9              10.2
e) Financial instruments                            (25.4)            (15.0)
f) Pensions                                         (12.8)            (12.2)
f) Pensions, additional minimum liability            (8.3)             (8.3)
f) Pensions, intangible assets                        1.1               1.1
g) Acquisition Kappa SCAO                            (0.7)             (0.7)
Deferred tax on US GAAP adjustments                  51.7              42.5
                                                   ------------------------

Shareholders' equity under US GAAP                   83.8              69.1

-------------------------------------------------------------------------------

* unaudited

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Kappa Holding B.V.

                             By:
                                ------------------------------------------------
                                Name: G.P.F. Beurskens
                                Title: President/Managing Director

                             By:
                                ------------------------------------------------
                                Name:  H.  Wagter
                                Title: Chief Financial Officer/Managing Director

Dated 19 November, 2002